Contact

melissa.f.vitello@gmail.com

www.linkedin.com/in/melissa-vitello-64012537 (LinkedIn)

Top Skills

Producing

Screenwriting

Production Management

Certifications

CB Radio Certificate

Melissa Vitello

Co-Founder of Mooncastle Films | Indie-filmmaker, producer of 10 features and over 100 short narratives. I will make anything happen.
Burbank, California, United States

Summary

** Check out my WeFunder page!** ---> https://wefunder.com/regressionthemovie

Melissa Vitello is an award-winning producer and director with over 10 years of experience in the independent film industry. She has produced 10 feature films, directed 4 of those and has completed over 100 short films, various commercials and music videos.

Most recently Melissa Directed feature film ABIGAIL, starring Warner Bros. Lights Out Star Ava Cantrell, Karimah Westbrook of CW's All American and Gene Farber of Captain America. Melissa has won awards in Best Directing, Best Original Screenplay, Best Feature Film and has been recognized at festivals such as Dances With Films, Worldfest Houston and FilmQuest.

In recent years, Melissa also served as Head of Production for Dream Reach Media, a short-form content studio. In Melissa's time there she on-boarded an extensive team, managed and strategized the organization, production, and policies of the company, and designed the program for developing actors' portfolio reels. She raised revenue by over 600% and brought the company to a point of producing a feature-film's-worth of content each month.

Melissa is the co-founder of Mooncastle Films, a horror and thriller production company centering women and underrepresented groups in story cast and crew. Currently seeking meaningful conversations with interested financiers and investors. Please contact for a conversation!

IMDB: https://www.imdb.com/name/nm4735619/?ref_=pro_nm_visitcons

_____

Experience

Mooncastle Films
Producer | Co-Founder
August 2021 - Present (2 years 10 months)

Sandcastle Productions
Producer | Founder
January 2021 - October 2022 (1 year 10 months)

Dream Reach Media
Head Of Production
December 2017 - July 2021 (3 years 8 months)
Los Angeles County, California, United States

Managing a team of over 20 people on a daily basis in all that goes into film production.
Balancing the finances and monitoring the daily spending.
Manage and oversight to creative story development for our content.
Customer service handling and assuring that all of our clients leave happy.
Payroll and invoicing management.
Making day to day quick decisions and thinking on my feet regularly.
Team building.
Creating a team-work environment.
Creating new systems and policies based on the trial and error we experienced from the companies growth.
Installing contracts and regulations.

Battlecry Productions
COO
March 2020 - May 2021 (1 year 3 months)

Looking Glass Media
Production Coordinator
October 2012 - November 2019 (7 years 2 months)
Burbank,CA

Specializing in wedding photography.

Main office responsibilities include:
Managing incoming inquiries and bridal requests
Connecting with clients and conducting consultation meetings
Day-of lead wedding photographer and coordinator

Building schedules and itineraries for brides

Touch up and editing final products on programs such as Lightroom and Photoshop

Sending final packaging products to clients

Managing and maintaining social media and blogs

Regular connecting with vendors

Occasional Bridal Show management

Dark Heart Films
CEO/Producer
April 2010 - December 2018 (8 years 9 months)
Burbank, CA

Self started Independent Film Company.

Directed/wrote feature films

Directed/wrote 5+ short films

Film Festival selections

Crowdfunded over 10k for productions

Managed film crew and assigned necessary positions

Conducted pre production meetings as needed

Trained positions such as AD, PA, Editing and Writing

Post production editing with programs such as Final Cut pro, Adobe Premiere, Photoshop and Lightroom.

S Factor
Office Manager
October 2011 - January 2016 (4 years 4 months)
Encino

Built excellent relationships with over 100 clients and coworkers

Making appointments with prospective clients and creating sales

Maintaining multiple sales goals each month

Increased sales over $25,000 a month for the studio

Resolve customer issues such as billing and scheduling

Strictly adhere to policies and procedures of the company

Maintain and promote the mission and values of the studio

Manage employee scheduling

Manage and maintain teacher schedule and classes

Oversight to employees' daily conduct

Responsible for studio monthly orders and inventory

Maintaining an expected number of clients

The Los Angeles Film School
Executive Assistant
March 2015 - July 2015 (5 months)

Managed travel itineraries

Scheduled necessary meetings and calls

Did monthly company credit card auditing

Built daily and weekly itineraries for executives

Directed high incoming call and mail traffic

Re-stocked and ordered office items as needed

NBC
Merchandise Supervisor for The Jay Leno Show/Sales Associate for
Tonight Show With Conan Obrien
June 2009 - July 2011 (2 years 2 months)
Burbank

Sales associate. Opening and closing money responsibilities. Regular
deposits. Inventory. Regular updates sent to management team in New York.
Employee schedule management.

_____

Education

Glendale Community College
Cinematography and Film/Video Production · (2009 - 2012)